As filed with the Securities and Exchange Commission on May 27, 2010

Registration No. 333-166879

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

to

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Citizens South Banking Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6712	54-2069979
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

519 South New Hope Road

Gastonia, North Carolina 28054-4040

(704) 868-5200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

Registrant’s Principal Executive Offices)

Mr. Kim S. Price

President and Chief Executive Officer

Citizens South Banking Corporation

519 South New Hope Road

Gastonia, North Carolina 28054-4040

(704) 868-5200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

Agent for Service)

Copies to:

John J. Gorman, Esq. Edward A. Quint, Esq. Luse Gorman Pomerenk & Schick, P.C. 5335 Wisconsin Avenue, N.W., Suite 780 Washington, D.C. 20015 (202) 274-2000	Frank M. Conner, III, Esq. Michael P. Reed, Esq. DLA Piper LLP 500 Eighth Street, NW Washington, D.C. 20004 (202) 799-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee(4)
Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock, Series B	8,280 shares	$1,000	$8,280,000	$590
Common Stock, $0.01 par value per share	1,840,000 shares(1)	—	—	— (2)
Common Stock, $0.01 par value per share	1,490,400 shares	$6.15(3)	$9,165,960	$654

(1)	Reflects shares of underlying common stock into which the shares of convertible preferred stock will be automatically converted upon stockholder approval.
(2)	No separate consideration will be received for the shares of common stock issuable upon conversion of the preferred stock, and, therefore, no registration fee for those shares is required pursuant to Rule 457(i) under the Securities Act.
(3)	Estimated solely for the purpose of calculating the registration fee, in accordance with Rule 457(c) under the Securities Act of 1933.
(4)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy the securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED May 27, 2010

PROSPECTUS

CITIZENS SOUTH BANKING CORPORATION

3,330,400 Shares Common Stock1

8,280 Shares Mandatorily Convertible Cumulative Non-Voting

Perpetual Preferred Stock, Series B

This prospectus relates to the offer and sale by the selling shareholders identified in this prospectus, and any of their pledgees, donees, transferees or other successors in interest, of up to an aggregate of 8,280 shares of Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock, Series B (“Series B Preferred Stock”) issued to the selling shareholders in a private placement, and 3,330,400 shares of common stock of Citizens South Banking Corporation, which includes 1,840,000 shares of underlying common stock issuable upon conversion of the Series B Preferred Stock and 1,490,400 shares of common stock separately issued to the selling shareholders along with the Series B Preferred Stock in the private placement. In this prospectus, we refer to the shares of Series B Preferred Stock, the underlying shares of common stock issuable upon conversion of the Series B Preferred Stock, and the separately issued shares of common stock, collectively, as the Securities. We are registering the offer and sale of the Securities covered by this prospectus to satisfy registration rights we have granted. We will not receive any of the proceeds from the sale of the Securities by selling shareholders, but we are bearing the expenses of registration.

Our common stock is traded on the NASDAQ Global Market under the symbol “CSBC.” On May 26, 2010, the last reported sale price of our common stock as reported on the NASDAQ Global Market was $6.17 per share. You are urged to obtain current quotations of the common stock.

There is currently no established market for the Series B Preferred Stock. We do not intend to apply for listing of the Series B Preferred Stock on any securities exchange or for inclusion of the Series B Preferred Stock in any automated quotation system.

Investing in the Securities involves various risks. Before buying any of the Securities, you should carefully consider the risk factors discussed in the section entitled “Risk Factors” on page 3 of this prospectus and in the sections entitled “Risk Factors” in our most recent Annual Report on Form 10-K and in any quarterly report on Form 10-Q, as well as in any prospectus supplements relating to specific offerings.

The Securities being offered are not savings accounts, deposits or obligations of any bank and are not insured by any insurance fund of the Federal Deposit Insurance Corporation or any other governmental organization.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2010

[1]	Includes 1,840,000 shares of underlying common stock into which shares of convertible preferred stock will be automatically converted upon shareholder approval.

No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by our company or any other person.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of common stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our company or that information contained herein or in the documents incorporated by reference herein is correct as of any time subsequent to the date hereof or thereof, as the case may be.

PROSPECTUS SUMMARY

This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated herein by reference. As this is a summary, it may contain all information that is important to you. You should read this entire prospectus, including the documents incorporated by reference herein, carefully before deciding whether to invest in the Securities.

This prospectus contains forward-looking statements. You should read the explanation of the qualifications and limitations on such forward-looking statements on page 3 of this prospectus. You should not place undue reliance on our forward-looking statements.

Unless the context otherwise requires, all references to “we,” “us,” “our company” or “the Company” in this prospectus refer to Citizens South Banking Corporation, a Delaware corporation, together with the other entities with which we consolidate our financial statements, and all references to “the Bank” in this prospectus refer to Citizens South Bank, a federally chartered savings bank and our wholly-owned subsidiary.

Citizens South Banking Corporation

Citizens South Banking Corporation is a Delaware corporation that owns all of the outstanding shares of common stock of Citizens South Bank. The shares of common stock of the Company trade on the NASDAQ Global Market under the ticker symbol “CSBC.” The Company is a public company, and files interim, quarterly, and annual reports with the Securities and Exchange Commission (“SEC”). These respective reports are on file and a matter of public record with the SEC and may be read and copied at the SEC’s Public Reference Room at 100 F Street N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

The Company’s principal business activities are overseeing and directing the business of the Bank. The Company’s assets consist primarily of the outstanding capital stock of the Bank, deposits held at the Bank, and investment securities. The Company became the holding company for the Bank on September 30, 2002, in connection with the mutual-to-stock conversion of Citizens South Holdings, MHC, the mutual holding company of Citizens South Banking Corporation, a federal corporation, formerly named Gaston Federal Bancorp, Inc., which was originally formed on March 18, 1998, for the purpose of acting as the holding company for the Bank.

Citizens South Bank

Citizens South Bank, which was chartered in 1904, is a federally chartered savings bank headquartered in Gastonia, North Carolina. The Bank’s principal business activity is offering FDIC-insured deposits to local customers through its 16 branch offices and investing those deposits, together with funds generated from operations and borrowings, in residential and nonresidential real estate loans, construction loans, commercial business loans, consumer loans, and investment securities. The Bank also acts as a broker in both the origination of loans secured by one-to-four family dwellings and in the sale of uninsured financial products. The Bank’s results of operations are heavily dependent on net interest income, which is the difference between the interest earned on loans and securities and the interest paid on deposits and borrowings. Results of operations are also materially affected by the Bank’s provision for loan losses, noninterest income, and noninterest expense. Noninterest income primarily consists of fee income generated from deposit and loan accounts, mortgage banking fees, commissions earned from the sale of uninsured investment products, increases in the cash value of bank-owned life insurance policies, net gains from the sale of assets and other noninterest income items. The Bank’s noninterest expense primarily consists of compensation and employee benefits, occupancy expense, professional services, advertising, deposit insurance, amortization of intangible assets, impairment of investments and goodwill and other noninterest expenses. Results of operations are also significantly affected by local economic and competitive conditions, changes in interest rates, and actions of regulatory and governmental authorities.

As of December 31, 2009, the Company had total assets totaling $791.5 million with gross loans of $610.2 million and total deposits of $609.3 million. The Company operates 16 full-service branch offices in the North Carolina Counties of Gaston, Union, Rowan, Mecklenburg, and Iredell and York County in South Carolina. The Bank’s executive office is located at 519 South New Hope Road, P.O. Box 2249, Gastonia, North Carolina 28053-2249 and its telephone number is (704) 868-5200. The Company also maintains a website at www.citizenssouth.com that includes important information on our Bank, including a list of our products and services, branch locations and current financial information. Information on our website should not be considered a part of this prospectus.

The Offering

We are registering the offer and sale of the Securities covered by this prospectus to satisfy registration rights we have granted in connection with the Private Placement. Registration of the Securities does not necessarily mean that all or any portion of such Securities will be offered for sale by the selling shareholders.

We have agreed to bear the expenses of registering the Securities under federal and state securities laws. All securities sold pursuant to this prospectus will be offered and sold by the selling shareholders, and we will not receive any proceeds from the sale of any Securities offered under this prospectus.

Underlying Transaction

On March 17, 2010, the Company consummated the issuance and sale of 8,280 shares of Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”) and 1,490,400 shares of its common stock (the “Common Stock”) in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Private Placement”). The purchase price for the Series B Preferred Stock was $1,000 per share, and the purchase price for the Common Stock was $4.50 per share, for aggregate gross proceeds of $14,986,800 ($8,280,000 from the sale of the Series B Preferred Stock and $6,706,800 from the sale of the Common Stock). The shares of Series B Preferred Stock are automatically convertible into 1,840,000 shares of Common Stock upon shareholder approval. This prospectus relates to the offering and sale of both the Series B Preferred Stock and the Common Stock (collectively, the “Securities”). The Securities were originally issued by us pursuant to Securities Purchase Agreements we entered into on March 17, 2010 with a limited number of institutional and other accredited investors.

Plan of Distribution

The selling shareholders may sell the Securities through agents or dealers, directly to one or more individuals, institutional or other purchasers or through any combination of these methods of sale. The distribution of the Securities may be effected in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution” beginning page 24.

Recent Developments

FDIC-Assisted Transaction. Effective March 19, 2010, the Bank acquired substantially all of the assets and assumed substantially all of the liabilities of Bank of Hiawassee, a Georgia state-chartered bank headquartered in Hiawassee, Georgia, from the Federal Deposit Insurance Corporation (the “FDIC”), as receiver for Bank of Hiawassee (the “Acquisition”). The Acquisition included all five banking offices of Bank of Hiawassee, which opened as branches of the Bank on Saturday, March 20, 2010.

Based upon a preliminary closing with the FDIC, the Bank acquired $343 million in assets, including $183 million in loans, and will assume $332 million in liabilities, including $292 million in deposits of Bank of Hiawassee. The foregoing amounts represent Bank of Hiawassee’s book value for these assets and liabilities and do not necessarily reflect fair value. These amounts are estimates and, accordingly, are subject to adjustment based upon final settlement with the FDIC. The Bank paid the FDIC a premium of approximately 1.0% for the right to assume the deposits of Bank of Hiawassee. In addition, the FDIC transferred to the Bank all qualified financial contracts to which Bank of Hiawassee was a party and such contracts remain in full force and effect.

In connection with the Acquisition, the Bank entered into a loss-sharing arrangement with the FDIC that covered approximately $232.6 million of Bank of Hiawassee’s assets. The Bank will share in the losses on the asset pools (including single family residential mortgage loans and commercial loans) covered under the loss-sharing arrangement. Pursuant to the terms of the loss sharing arrangement, the FDIC is obligated to reimburse the Bank for 80% of eligible losses of up to $102 million with respect to covered assets. The FDIC will reimburse the Bank for 95% of eligible losses in excess of $102 million with respect to covered assets. The Bank has a corresponding obligation to reimburse the FDIC for 80% or 95%, as applicable, of eligible recoveries with respect to covered assets.

Shareholder Approval of Issuance of Common Stock. At the 2010 Annual Meeting of Shareholders, which will be held on June 24, 2010, the shareholders will be asked to approve the issuance of shares of Common Stock covered by this prospectus upon the conversion of the Series B Preferred Stock. Definitive proxy materials relating to the 2010 Annual Meeting of Stockholders were filed with the SEC on May 24, 2010. The proxy statement is available electronically at www.cfpproxy.com/5372.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, includes forward-looking statements that involve inherent risks and uncertainties. Words such as “expects,” “anticipates,” “believes,” “projects,” and “estimates” or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, forecast in, or implied by such forward-looking statements.

A variety of factors could have a material adverse impact on the Company’s financial condition or results of operations, and should be considered when evaluating the potential future financial performance of the Company. These include, but are not limited to, the possibility of deterioration in economic conditions in the Company’s service areas; risks associated with fluctuations in interest rates; liquidity risks; increases in nonperforming assets and net credit losses that could occur, particularly in times of weak economic conditions or rising interest rates; the loss in market value of available-for-sale securities that could result if interest rates change substantially or an issuer has real or perceived financial difficulties; and risks associated with the multitude of current and future laws and regulations to which the Company is and will be subject. In addition, the factors described under “Risk Factors” herein may result in these differences. You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences. These forward-looking statements were based on information, plans and estimates at the date of this prospectus or the date of the document incorporated by reference herein, as applicable, and we assume no obligation to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

RISK FACTORS

Investing in the Securities involves numerous risks. The material risks and uncertainties that management believes affect the Company are described below. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may impair our business. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this prospectus. This prospectus is qualified in its entirety by these risk factors.

The United States economy remains weak and unemployment levels are high. The prolonged economic downturn, especially one affecting our geographic market area, will adversely affect our business and financial results.

The United States experienced a severe economic recession in 2008 and 2009. While economic growth has resumed recently, the rate of growth has been slow and unemployment remains at very high levels and is not expected to improve in the near future. While the economic downturn in the Charlotte region has generally been less severe than the economic slowdown experienced in other larger metropolitan areas of the country, the Charlotte region did experience decreases in housing prices, an increased unemployment rate, decreased housing starts and housing sales and commercial activity. Our business is subject to periodic fluctuations based on local economic conditions in the Charlotte region. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on our operations and financial condition, even if other favorable events occur. Our operations are locally oriented and community-based. Accordingly, we expect to continue to be dependent upon local business conditions as well as conditions in the local residential and commercial real estate markets we serve. For example, an increase in unemployment, a decrease in real estate values or increases in interest rates, as well as other factors, could weaken the economies of the communities we serve.

Weakness in our market areas could depress our earnings and consequently our financial condition because:

•	borrowers may not be able to repay their loans;

•	the value of the collateral securing loans to borrowers may decline; and

•	the quality of our loan portfolio may decline.

Any of these scenarios could require us to charge off a higher percentage of loans and/or increase provisions for loan losses, which would reduce our net income.

Because the majority of our borrowers are individuals and businesses located and doing business in the Charlotte region, our success will depend significantly upon the economic conditions in those and the surrounding counties. Unfavorable economic conditions in those and the surrounding counties may result in, among other things, a deterioration in credit quality or a reduced demand for credit and may harm the financial stability of our customers. Due to our limited market areas, these negative conditions may have a more noticeable effect on us than would be experienced by a larger institution that is able to spread these risks of unfavorable local economic conditions across a large number of diversified economies.

If our non-performing assets increase, our earnings will suffer.

At December 31, 2009, our non-performing assets (which consist of non-accruing loans, loans 90 or more days delinquent, and other real estate owned) totaled $17.1 million, or 2.15% of total assets, which is an increase of $11.5 million, or 205.4%, over non-performing assets at December 31, 2008. At December 31, 2008, our non-performing assets were $5.6 million, or 0.69% of total assets. Our non-performing assets adversely affect our net income in various ways. We do not record interest income on nonaccrual loans or other real estate owned, and may charge-off some or all of certain non-performing assets. We may take a charge to income if we determine that it is necessary to increase our provision for loan losses. Additionally, there are legal fees associated with the resolution of problem assets as well as carrying costs such as taxes, insurance and maintenance related to our other real estate owned. Further, the resolution of non-performing assets requires the active involvement of management, which can distract them from more profitable activity.

Our provision for loan losses and net loan charge-offs have increased significantly and we may be required to make further increases in our provisions for loan losses and to charge off additional loans in the future, which could adversely affect our results of operations.

For the year ended December 31, 2009, we recorded a provision for loan losses and net loan charge-offs of $11.0 million and $9.8 million, respectively, compared to $3.3 million and $1.4 million for the year ended December 31, 2008. We are experiencing elevated levels of loan delinquencies and credit losses. At December 31, 2009, our total non-performing assets had increased to $17.1 million compared to $5.6 million at December 31, 2008. If current weak economic conditions continue, particularly in the construction and real estate markets, we expect that we will continue to experience higher than normal delinquencies and credit losses, and if the recession is prolonged, we could experience significantly higher delinquencies and credit losses. As a result, we may be required to make further increases in our provision for loan losses and to charge off additional loans in the future, which could materially adversely affect our financial condition and results of operations.

We may experience loan and lease losses in excess of our allowance for loan and lease losses. We are careful in our loan underwriting process in order to limit the risk that borrowers might fail to repay; nevertheless, losses can and do occur. We create an allowance for estimated loan and lease losses in our accounting records, based on estimates of the following:

•	historical loss experience with our loans;

•	evaluation of economic conditions;

•	assessment of risk factors for loans with exposure to the economy of North Carolina and the Charlotte area in particular;

•	regular reviews of the quality mix and size of the overall loan portfolio;

•	a detailed cash flow analysis for non-performing loans;

•	regular reviews of delinquencies; and

•	the quality of the collateral underlying our loans.

We maintain an allowance for loan and lease losses at a level that we believe is adequate to absorb any specifically identified losses as well as any other losses inherent in our loan portfolio at a given date. However, changes in economic, operating and other conditions, including changes in interest rates, which are beyond our control, may cause our actual loan losses to exceed our current allowance estimates. If actual losses exceed the amount reserved, it will have a negative impact on our profitability. In addition, the OTS, as part of its supervisory functions, periodically review our allowance for loan and lease losses. The OTS may require us to increase our provision for loan and lease losses or to recognize further losses, based on its judgments, which may be different from those of our management.

Our use of appraisals in deciding whether to make a loan on or secured by real property does not ensure the value of the real property collateral.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, we may not realize an amount equal to the indebtedness secured by the property.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.

A significant portion of our loan portfolio is secured by real estate. As of December 31, 2009, approximately 93% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. The weakening of the real estate market in our primary market areas due to the recession has resulted in an increase in the number of borrowers who defaulted on their loans and a reduction in the value of the collateral securing their loans, which in turn has had an adverse effect on our profitability and asset quality. When we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and stockholders’ equity are adversely affected. The declines in home prices in the markets we serve, along with the reduced availability of mortgage credit, also have resulted in increases in delinquencies and losses in our portfolio of loans related to residential real estate construction and development. Further declines in home prices coupled with a deepened economic recession and continued rises in unemployment levels could drive losses beyond that which is provided for in our allowance for loan losses. In that event, our earnings could be adversely affected.

We have added a significant number of loans over the past five years from new relationships as we have entered new markets through acquisitions and de novo offices. As a result, our loan portfolio may not be as seasoned as the loan portfolios of our competitors in some of these new markets. Should local real estate markets or economies continue to weaken, we could experience higher default rates resulting in increased levels of non-performing loans, which would likely result in higher loan losses and reduced earnings.

Non-residential loans increase our exposure to credit risks.

Over the last several years, we have increased our non-residential lending in order to improve the yield and reduce the duration of our assets. At December 31, 2009, our portfolio of commercial real estate, real estate construction, commercial business, and other non-residential loans totaled $376.3 million, or 61.7% of total loans, compared to $278.1 million, or 58.7% of total loans at December 31, 2005. These loans may expose us to a greater risk of non-payment and loss than residential real estate loans because, in the case of commercial loans, repayment often depends on the successful operations and earnings of the borrowers and, in the case of consumer loans, the applicable collateral is subject to rapid depreciation. Additionally, commercial loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential real estate loans. If loans that are collateralized by real estate become troubled and the value of the real estate has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan, which could cause us to increase our provision for loan losses and adversely affect our operating results and financial condition.

Future legislative or regulatory actions responding to financial and market weakness could affect us adversely.

In response to the financial crises affecting the banking system and financial markets, the U.S. Congress has passed laws and the U.S. Treasury has promulgated programs designed to purchase assets from, provide equity capital to, and guarantee the liquidity of the financial services industry. However, there can be no assurance that actions of the U.S. Government, Federal Reserve and other governmental and regulatory bodies for the purpose of stabilizing the financial markets will achieve the intended effect. The potential exists for additional federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, and the issuance of many formal enforcement orders is expected. Actions taken to date, as well as potential actions, may not have the beneficial effects that are intended, particularly with respect to the extreme levels of volatility and limited credit availability currently being experienced. In addition, new laws, regulations, and other regulatory changes will increase our costs of regulatory compliance and of doing business, and otherwise affect our operations. New laws, regulations, and other regulatory changes, along with negative developments in the financial services industry and the credit markets, may significantly affect the markets in which we do business, the markets for and value of our loans and investments, and our ongoing operations, costs and profitability.

Changes in interest rates could adversely affect the Company’s financial condition and results of operations.

Citizens South Banking Corporation’s results of operations and financial condition are affected by changes in interest rates. The Company’s results of operations depend substantially on net interest income, which is the difference between the interest income earned on interest-earning assets and the interest expense paid on interest-bearing liabilities. Because interest-earning assets generally reprice or mature more quickly than interest-bearing liabilities, a decrease in interest rates generally would result in a decrease in the Company’s net interest income. Based on results generated by its interest rate risk model at December 31, 2009, a hypothetical, immediate and sustained decrease of 200 basis points throughout the yield curve would decrease its annual net interest income by 5.3%. The assumptions used in the model do not provide for actions that may be taken by management during the period to offset the effects of changes in interest rates on net interest income. We are also subject to reinvestment risk associated with changes in interest rates. Changes in interest rates may affect the average life of loans and mortgage-related securities. Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce borrowing costs. Under these circumstances, the Company is subject to reinvestment risk to the extent that it is unable to reinvest the cash received from such prepayments at rates that are comparable to the rates on existing loans and securities. Additionally, increases in interest rates may decrease loan demand and make it more difficult for borrowers to repay adjustable rate loans.

Changes in interest rates also affect the value of Citizens South Banking Corporation’s interest-earning assets, and in particular, its securities portfolio. Generally, the value of securities fluctuates inversely with changes in interest rates. At December 31, 2009, the Company’s investment securities available for sale totaled $51.0 million. Unrealized losses on securities available for sale, net of tax, amounted to $297,000 and are reported as a separate component of stockholders’ equity. Decreases in the fair value of securities available for sale, therefore, could have an adverse effect on stockholders’ equity.

A substantial decline in the value of our FHLB common stock may adversely affect our financial condition.

We own common stock of the FHLB of Atlanta in order to qualify for membership in the FHLB system, which enables us to borrow funds under the FHLB advance program. The carrying value and fair market value of our FHLB of Atlanta common stock was $4.1 million as of December 31, 2009. Recent published reports indicate that certain member banks of the FHLB system may be subject to asset quality risks that could result in materially lower regulatory capital levels. In an extreme situation, it is possible that the capitalization of a FHLB, including the FHLB of Atlanta, could be substantially diminished or reduced to zero. Consequently, given that there is no market for our FHLB of Atlanta common stock, we believe that there is a risk that our investment could be deemed other than temporarily impaired at some time in the future. If this occurs, it may adversely affect our results of operations and financial condition. If the capitalization of the FHLB of Atlanta is substantially diminished and if it reduces or suspends its dividend, our liquidity may be adversely impaired if we are not able to obtain an alternative source of funding.

We may face risks with respect to future expansion.

As a strategy, we have sought to increase the size of our operations by aggressively pursuing business development opportunities. We may seek whole bank or branch acquisitions in the future. Acquisitions and mergers involve a number of risks, including:

•	the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

•	the ability to finance an acquisition and possible ownership and economic dilution to existing stockholders;

•	diversion of management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the acquired institution;

•	time and costs associated with the integration and operation of acquired institutions;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on results of operations; and

•	the risk of loss of key employees and customers.

We may incur substantial costs to expand, and such expansion may not result in the levels of profits we seek. Integration efforts for any future mergers and acquisitions may not be successful and following any future merger or acquisition, after giving it effect, we may not achieve financial results comparable to or better than our historical experience.

The loss of key personnel may adversely affect us.

Our success is, and expected to remain, highly dependent on our senior management team and key officers. As a community bank, our management’s extensive knowledge of and relationships in the community generate a significant portion of our business. Successful execution of our business strategy will continue to place significant demands on our management and the loss of any such person’s services may adversely affect our growth and profitability.

Our trading volume is low compared with other larger financial institutions.

The trading volume in the Company’s stock is comparable to other similarly-sized banks. However, this trading volume is low compared with larger financial institutions. As such, the liquidity of the Company’s stock is more limited than other companies which may adversely affect the price at which shares of our common stock may be sold.

Our information systems may experience a security breach, computer virus, or disruption of service.

Citizens South Bank provides its customers the ability to bank online. The secure transmission of confidential information over the Internet is a critical element of online banking. While we use qualified third party vendors to test and audit our network, our network could become vulnerable to unauthorized access, computer viruses, phishing schemes and other security problems. Citizens South Bank may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that Citizens South Bank’s activities or the activities of its customers involve the storage and transmission of confidential information, security breaches and viruses could expose Citizens South Bank to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in Citizens South Bank’s systems and could adversely affect its reputation and its ability to generate deposits. Any failures, interruptions or security breaches could result in damage to the Company’s reputation, a loss of customer business, increased regulatory scrutiny, or possible exposure to financial liability, any of which could have a material adverse effect on the Company’s financial condition and results of operations.

Further, in deciding whether to extend credit or enter into other transactions, the Citizens South Bank may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. The Bank may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on the Bank’s business and, in turn, on the Company’s financial condition and results of operations.

Further declines in the value of certain investment securities could require write-downs, which would reduce our earnings.

At December 31, 2009, we held $83.8 million of investment securities that had gross unrealized loss totaling $1.3 million. A number of factors or combinations of factors could cause us to conclude in one or more future reporting periods that an unrealized loss that exists with respect to these securities constitutes an impairment that is other than temporary. These factors include, but are not limited to, failure to make scheduled interest payments, an increase in the severity of the unrealized loss on a particular security, an increase in the continuous duration of the unrealized loss without an improvement in value or changes in market conditions and/or industry or issuer specific factors that would render us unable to forecast a full recovery in value. An other-than-temporary impairment write-down would reduce our earnings.

Strong competition within our market areas may limit our growth and profitability.

We face numerous competitors in both our community banking and mortgage banking operations in the Charlotte region, which is our primary market area. We compete for loan and deposit growth with large banks that have a regional or a national presence, other community banks, de novo financial institutions, thrifts or savings institutions, credit unions, brokerage and insurance firms, and other nonbank businesses, such as retailers that engage in consumer financing activities. Price competition for loans and deposits might result in earning less on our loans and paying more on our deposits, which would reduce our net interest income. Competition also makes it more challenging to grow loans and deposits and to hire and retain experienced employees. Some of the institutions with which we compete have substantially greater resources and lending limits than we do and may offer services that we do not provide.

If the Company’s allowance for loan losses is not sufficient to cover actual loan losses, then our earnings could decrease.

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of allowance for loan losses, we review our loan loss and delinquency experience, we evaluate current local economic conditions, and we analyze the collateral position of our loan portfolio. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in increases to our allowance. Material additions to our allowance would materially decrease our net income. In addition, federal regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize additional loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities could have a material adverse effect on our financial condition and results of operations.

Our wholesale funding sources may prove insufficient to replace deposits at maturity and support our future growth.

We must maintain sufficient funds to respond to the needs of depositors and borrowers. As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. As we continue to grow, we are likely to become more dependent on these sources, which include Federal Home Loan Bank advances, proceeds from the sale of loans and liquidity resources of the holding company. At December 31, 2009, we had approximately $56.5 million of FHLB advances outstanding. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our operating margins and profitability would be adversely affected.

We may experience difficulties in integrating the operations of Bank of Hiawassee, which may negatively impact our business and earnings.

The acquisition of the assets of Bank of Hiawassee involves the integration of Citizens South Bank and Bank of Hiawassee, which have previously operated independently. The successful integration of operations of Citizens South Bank and Bank of Hiawassee depends primarily upon our ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. No assurance can be given that we will be able to integrate the banking operations without encountering difficulties, including, without limitation, the loss of key employees and customers, the disruption of ongoing business or possible inconsistencies in standards, controls, procedures and policies. Estimated cost savings and revenue enhancements are projected to come from various areas that our management has identified through the integration planning process. The elimination and consolidation of duplicate tasks at these banks are projected to result in annual cost savings. If we experience difficulty with the integration, we may not achieve all the economic benefits we expect to result from the acquisition, and this may hurt our business and earnings. In addition, we may experience greater than expected costs or difficulties relating to the integration of the business of Bank of Hiawassee and may not realize expected cost savings from the acquisition within the anticipated time frames.

We may have difficulty integrating and retaining the deposits of Bank of Hiawassee.

We may experience some attrition of former customers of Bank of Hiawassee following the FDIC receivership. Withdrawal of a material dollar amount of such deposits could adversely impact our liquidity, profitability, business prospects, results of operations and cash flows. Any difficulties we may experience in integrating the operations of Citizens South Bank and Bank of Hiawassee may also affect our retention of deposit accounts and former customers of Bank of Hiawassee.

We may experience difficulty in managing the loan portfolio acquired from Bank of Hiawassee within the limits of the loss protection provided by the FDIC.

In connection with the Bank of Hiawassee acquisition, Citizens South Bank entered into a loss-sharing agreement with the FDIC that covered approximately $232.6 million of Bank of Hiawassee’s assets. Citizens South Bank will share in the losses, which begin with the first dollar of loss incurred, of the assets covered by the loss-sharing agreement, which include single-family residential mortgage loans and commercial loans (“covered loans”). Pursuant to the terms of the loss-sharing agreement, the FDIC is obligated to reimburse Citizens South Bank 80% of eligible losses of up to $102 million with respect to covered loans. The FDIC will reimburse Citizens South Bank for 95% of eligible losses in excess of $102 million with respect to covered loans. Citizens South Bank has a corresponding obligation to reimburse the FDIC for 80% or 95%, as applicable, of eligible recoveries with respect to covered loans.

On May 15, 2020, Citizens South Bank is required to pay to the FDIC 50% of the excess, if any, of (i) $20.4 million over (ii) the sum of (A) 25% of the asset discount plus (B) 25% of the cumulative shared-loss payments paid by the FDIC plus (C) the cumulative servicing amount if net losses on covered loans subject to the stated threshold are not reached. Although we have substantial expertise in asset resolution, we cannot guarantee that we will be able to adequately manage the loan portfolio within the limits of the loss protection provided by the FDIC.

We may engage in additional FDIC-assisted transactions, which could present additional risks to our business.

We may have opportunities to acquire the assets and liabilities of additional failed banks in FDIC-assisted transactions. We will be subject to many of the same risks as we are with respect to our acquisition of Bank of Hiawassee, in addition to the risks we would face in acquiring another bank in a negotiated transaction. In addition, because FDIC-assisted transactions are structured in a manner that do not allow us the time and access to information normally associated with preparing for and evaluating a negotiated acquisition, we may face additional risks in FDIC-assisted transactions, including additional strain on management resources, management of problem loans, problems related to integration of personnel and operating systems and impact to our capital resources requiring us to raise additional capital. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with FDIC-assisted transactions. Our inability to overcome these risks could have a material adverse effect on our business, financial condition and results of operations.

Recently enacted legislation and our participation in the TARP Capital Purchase Program may increase costs and limit our ability to pursue business opportunities.

The Emergency Economic Stabilization Act of 2008 (the “EESA”), as augmented by the American Recovery and Reinvestment Act of 2009 (the “Stimulus Bill”), was intended to stabilize and provide liquidity to the U.S. financial markets. The programs established or to be established under the EESA and the Troubled Asset Relief Program (“TARP Capital Purchase Program”) may result in increased regulation of the industry in general and/or TARP Capital Purchase Program participants in particular. Compliance with such regulations may increase the Company’s costs and limit its ability to pursue business opportunities.

Citizens South Banking Corporation’s stock-based benefit plans may dilute your ownership interest.

Citizens South Banking Corporation has adopted stock option plans and recognition and retention plans. These stock-based benefit plans can be funded from the issuance of authorized but unissued shares of common stock or through open market purchases by the Company, subject to approval by the U.S. Treasury Department. Stockholders will experience a reduction or dilution in ownership interest in the event newly issued shares, instead of repurchased shares, are used to fund stock option exercises and stock awards.

A legislative proposal has been introduced that would eliminate the Office of Thrift Supervision, our primary federal regulator, which would require the Company to become a bank holding company.

Legislation has been proposed that would implement sweeping changes to the current bank regulatory structure. The proposed legislation would, among other things, eliminate our current primary federal regulator, the OTS, by merging the OTS into the Office of the Comptroller of the Currency (the primary federal regulator for national banks) (the “OCC”). The proposed legislation would authorize the OCC to charter savings banks, which would be under the supervision of the Division of Thrift Supervision of the OCC. The proposed legislation would also establish a Financial Services Oversight Council and grant the Board of Governors of the Federal Reserve System exclusive authority to regulate all banks and thrift holding companies. As a result, the Company would become a bank holding company subject to supervision by the Federal Reserve Board as opposed to the OTS, and would become subject to the Federal Reserve’s regulations, including bank holding company capital requirements that the Company is not subject to as a savings and loan holding company. In addition, compliance with new regulations and being supervised by one or more new regulatory agencies could increase our expenses.

Risks Related to Our Securities

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock at times or at prices you find attractive.

The trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations could adversely affect the market price of our common stock. Among the factors that could affect our common stock price in the future are:

•	formal regulatory action against us;

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•	changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts;

•	failure to meet analysts’ revenue or earnings estimates;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	acquisitions of other banks or financial institutions, through FDIC-assisted transactions or otherwise;

•	actions by institutional shareholders;

•	fluctuations in the stock price and operating results of our competitors;

•	general market conditions and, in particular, developments related to market conditions for the financial services industry;

•	fluctuations in the stock price and operating results of our competitors;

•	proposed or adopted regulatory changes or developments;

•	anticipated or pending investigations, proceedings, or litigation that involve or affect us; and

•	domestic and international economic factors unrelated to our performance.

The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility. As a result, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate more than usual and cause significant price variations to occur. The trading price of the shares of our common stock and the value of our other securities will depend on many factors, which may change from time to time, including, without limitation, our financial condition, performance, creditworthiness and prospects, future sales of our equity or equity related securities, and other factors identified above in “Forward-Looking Statements” and elsewhere in this “Risk Factors” section. Current levels of market volatility are unprecedented. The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption have reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. A significant decline in our stock price could result in substantial losses for individual shareholders and could lead to costly and disruptive securities litigation.

The Series B Preferred Stock cannot be converted into the Common Stock without shareholder approval. There is no guarantee that such approval will be obtained and the Company may not be able to pay dividends on the Series B Preferred Stock if such approval is not obtained.

While it is anticipated that the shareholders will approve the conversion of the Series B Preferred Stock into the Common Stock at the 2010 Annual Meeting of Shareholders, to be held on June 24, 2010, there can be no guarantee that such shareholder approval will be obtained within this time frame or in the future. If the conversion is not approved by the shareholders at this special meeting, persons holding Series B Preferred Stock will continue to hold Series B Preferred Stock until such time as shareholder approval may be obtained. Restrictions on the payment of dividends are described in the next two following risk factors.

Notwithstanding legal limitations, the Board of Directors retains in its full discretion the authority to declare dividends, and there can be no assurance that the Board will authorize any dividends in the future. The Company’s failure to pay dividends could adversely affect the market value of our Common Stock.

The Company is limited in its ability to pay dividends on its Common Stock and the Series B Preferred Stock under an agreement with the Treasury Department.

The terms of the Treasury Department’s agreement to purchase the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) require the Company, until December 2011 or until the Series A Preferred Stock is redeemed or has been transferred to a third party not affiliated with the Treasury Department, to obtain the prior approval of the Treasury Department prior to paying any dividends on its capital stock that are in amounts exceeding the last quarterly dividend declared or announced prior to October 14, 2008, which was $0.085 per share of Common Stock.

In addition, during any period in which the Company has deferred payment of interest otherwise due and payable on its subordinated debt securities, or has any unpaid dividends on the Series A Preferred Stock, the Company may not make any dividends or distributions with respect to its capital stock, including the Common Stock and the Series B Preferred Stock. If all dividends payable on the Series A Preferred Stock have not been paid in full, any dividend declared on stock which ranks pari passu to the Series A Preferred Stock shall be declared and paid pro rata with respect to the Series A Preferred Stock and such pari passu stock, which may reduce the amount of dividends actually paid on the Series B Preferred Stock.

The Company relies heavily on the payment of dividends from its subsidiary, Citizens South Bank, and such dividends are subject to capital and other regulatory requirements.

The Company’s ability to pay dividends and to service its own obligations depends on the Bank’s ability to pay dividends to the Company, as the Company has no other independent source of significant income.

The payment of dividends by the Bank is affected by the requirement to maintain adequate capital pursuant to the capital adequacy guidelines issued by the FDIC. All banks and bank holding companies are required to maintain a minimum ratio of qualifying total capital to total risk-weighted assets of 8%, and a ratio of Tier 1 capital to average adjusted assets of 4%. If (i) any of these required ratios are increased; (ii) the total of risk-weighted assets of the Bank increases significantly; and/or (iii) the Bank’s income decreases significantly, the Bank may decide to or be required to retain a greater portion of its earnings to achieve and maintain the required capital or asset ratios, thereby reducing the amount of funds available for the payment of dividends by the Bank to the Company. In addition, the FDIC has the power to prohibit the Bank from paying dividends if, in its view, such payments would constitute unsafe or unsound banking practices. Federal savings banks are generally limited to annual dividends that do not exceed the net income for that year to date plus retained net income for the preceding two years. Because the Bank is the subsidiary of a savings and loan holding company, the Bank is require to provide notice to the OTS in order to pay cash dividends. In addition, the Bank would be required to obtain the prior approval of the OTS to pay any dividends if the Bank would not be “adequately capitalized” following the dividend, or if the Bank had a composite rating less than “2”, a compliance rating less than “2” or a Community Reinvestment Act rating of “Needs to Improve” or “Substantial Noncompliance,” or was subject to any written directives or agreements with any regulator restricting payment of dividends. The federal regulators also have the authority to prohibit banks from engaging in any business practices which are considered to be unsafe or unsound, and in some circumstances the regulators might prohibit the payment of dividends on that basis even though such payments would otherwise be permissible

The foregoing restrictions on dividends paid by the Bank may limit the Company’s ability to obtain funds from such dividends for its cash needs, including funds for payment of its debt service requirements and operating expenses and for payment of cash dividends to the Company’s shareholders.

There will be a significant number of shares of our common stock eligible for future sale, which may depress our stock price.

The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the conversion of the Series B Preferred Stock covered by this prospectus, or even as a result of the perception that such sales could occur. In addition, the Company also issued 1,490,400 shares of common stock at the time it issued the Series B Preferred Stock, which shares will also be eligible for resale as described below.

Assuming that the 8,280 shares of Series B Preferred Stock covered by this prospectus are converted into the Common Stock based on the initial conversion price of $4.50 per share, which will occur if shareholder approval of the conversion is obtained as currently anticipated at the 2010 Annual Meeting of Shareholders scheduled for June 24, 2010 (when and as adjourned), approximately 1,840,000 additional shares of Common Stock will be issued. The number of shares of Common Stock into which each share of Series B Preferred Stock would be converted would be determined by dividing the $1,000 per share liquidation preference by the initial conversion price of $4.50 per share. Thus, there will be an aggregate of 3,330,400 additional shares of our Common Stock outstanding immediately following the conversion of the Series B Preferred Stock. Following the effectiveness of the registration statement of which this prospectus is a part, all such shares would also be eligible for resale. If such registration statement is not subject to SEC review, it will become effective prior to shareholder approval of the conversion, so that the 1,490,400 shares of Common Stock currently held by the selling shareholders will be freely tradable immediately, and the 1,840,000 shares of Common Stock to be issued upon the conversion will be freely tradable immediately upon conversion.

In addition, as of March 31, 2010, there were 720,141 shares of Common Stock eligible for sale upon the exercise of options granted and currently outstanding (vested and unvested) under our various incentive compensation plans, 36,475 shares of Common Stock available for future grant under those plans, and 428,870 shares subject to a Warrant issued to the U.S. Treasury Department (see “Description of Capital Stock—Series A Preferred Stock—Warrant”).

The FDIC’s recently adopted Statement of Policy on the Acquisition of Failed Insured Depository Institutions may restrict our activities and those of certain investors in us.

On August 26, 2009, the FDIC adopted the final Statement of Policy on the Acquisition of Failed Insured Depository Institutions (the “Statement”). The Statement purports to provide guidance concerning the standards for more than de minimis investments in acquirers of deposit liabilities and the operations of failed insured depository institutions. The Statement applies to private investors in a company, including any company acquired to facilitate bidding on failed banks or thrifts that is proposing to, directly or indirectly, assume deposit liabilities, or such liabilities and assets, from the resolution of a failed insured depository institution. By its terms, the Statement does not apply to investors with 5% or less of the total voting power of an acquired depository institution or its bank or thrift holding company (provided there is no evidence of concerted action by these investors). When applicable, among other things, covered investors (other than mutual funds that are open-ended investment companies registered under the Investment Company Act of 1940 and that issue redeemable securities allowing investors to redeem on demand) are prohibited by the Statement from selling their securities in the relevant institution for three years. In addition, covered investors must disclose to the FDIC information about the investors and all entities in the ownership chain, including information as to the size of the capital fund or funds, its diversification, the return profile, the marketing documents, the management team and the business model, as well as such other information as is determined to be necessary to assure compliance with the Statement. Furthermore, among other restrictions, the acquired institution must maintain a ratio of Tier 1 common equity to total assets of at least 10% for a period of three years from the time of acquisition; thereafter, the institution must maintain capital such that it is “well capitalized” during the remaining period of ownership by the covered investor. In addition, under the Statement, covered investors employing ownership structures utilizing entities that are domiciled in Secrecy Law Jurisdictions (as defined in the Statement) would not be eligible to own a direct or indirect interest in an insured depository institution, subject to certain exceptions.

We used the proceeds of the Private Placement for an acquisition involving the purchase of the assets and liabilities of failed banking institutions in FDIC-assisted transactions, and may engage in additional FDIC-assisted transactions in the future. Accordingly, the Statement may be applicable to private investors in us and, in the event of any such private investors covered by the Statement, will be applicable to us. Furthermore, because the applicability of the Statement depends in large part on the specific investor, we may not know at any given point of time whether the Statement applies to any investor and, accordingly, to us. Each investor must make its own determination concerning whether the Statement applies to it and its investment in us. Each investor is cautioned to consult its own legal advisors concerning such matters. We cannot assure investors that the Statement will not be applicable to us.

Your investment may be diluted because of outstanding preferred stock and warrants and our ability to offer stock to others and to issue stock options.

The shares of our common stock do not have preemptive rights. This means that you may not be entitled to buy additional shares if shares are offered to others in the future. We are authorized to issue 20,000,000 shares of common stock and 1,000,000 shares of preferred under our Certificate of Incorporation. As of March 31, 2010 we had 9,125,942 shares of our common stock outstanding, 20,500 shares of our Series A Preferred Stock outstanding, and 8,280 shares of Series B Preferred Stock, outstanding. Assuming the conversion of the shares of Series B Preferred Stock into the Common Stock at the initial conversion price without any adjustments, the Company would have approximately 10,965,942 shares of common stock outstanding. We also have a Warrant outstanding to the U.S. Treasury Department to purchase 432,290 shares of the Company’s authorized but unissued common stock at an exercise price of $7.17 per share until December 12, 2018.

Nothing restricts management’s ability to offer additional shares of stock for fair value to others in the future. In addition, when our directors, executive officers and other employees exercise outstanding stock options, your ownership in the Company will be diluted. As of March 31, 2010 there were outstanding (vested and unvested) options to purchase an aggregate of 720,141 shares of our common stock with an average exercise price of $4.93 per share. There were also an additional 36,475 shares available remaining for grant of options or restricted stock awards under our various incentive plans. See “There will be a significant number of shares of our common stock eligible for future sale, which may depress our stock price” in this Risk Factors section above.

Shares of our preferred stock eligible for future issuance and sale could also have a dilutive effect on the market for the shares of our common stock. Although our board of directors has no present intent to issue additional shares of preferred stock following the Private Placement, such shares could be issued in the future. If such shares of preferred stock are made convertible into shares of common stock, there could be a dilutive effect on the shares of common stock then outstanding. In addition, shares of preferred stock may be provided a preference over holders of common stock upon our liquidation or with respect to the payment of dividends, in respect of voting rights or in the redemption of our common stock. The rights, preferences, privileges and restrictions applicable to any series or preferred stock would be determined by resolution of our board of directors.

The holders of our Series A Preferred Stock have rights that are senior to those of our common shareholders. In December 2008, we issued and sold $20.5 million worth of its Series A Preferred Stock to the U.S. Treasury Department. The terms of the Series A Preferred Stock could reduce investment returns to the Company’s common shareholders by restricting dividends, diluting existing shareholders’ ownership interests, and restricting capital management practices. Until December 2011, unless the Series A Preferred Stock has been redeemed or the U.S. Treasury Department has transferred all of the Series A Preferred Stock to third parties who are not affiliates of the U.S. Treasury Department, we will not be permitted to pay cash dividends or distributions on our common stock that are in amounts exceeding the last quarterly dividend declared or announced prior to October 14, 2008, which was $0.085 per share. We will also be prohibited paying any dividends on its common stock in the event of any unpaid interest on our junior subordinated indebtedness or unpaid dividends on the Series A Preferred Stock.

The Series A Preferred Stock and the Series B Preferred Stock also rank senior to our common stock on liquidation. The liquidation amount of the Series A Preferred Stock and the Series B Preferred Stock is $1,000 per share plus any accrued but unpaid dividends. In addition, the Series B Preferred Stock is participating preferred stock, which means that, in addition to the 14% dividend, any dividends payable on our common stock are also payable to the holders of the Series B Preferred Stock as if the Series B Preferred Stock had been converted at the then-current conversion price.

If we are unable to redeem our Series A Preferred Stock by December 12, 2013, the cost of this capital to us will increase substantially.

If we are unable to redeem our Series A Preferred Stock prior to December 12, 2013, the cost of this capital to us will increase substantially on that date, from 5% per annum (approximately $1.03 million annually) to 9% per annum (approximately $1.85 million annually). Depending on our financial condition at the time, this increase in the annual dividend rate on the Series A Preferred Stock could have a material negative effect on our earnings.

The holders of our junior subordinated debentures have rights that are senior to those of the shareholders.

As of March 31, 2010, we had $15.0 million in junior subordinated debentures outstanding that were issued to our statutory trust. The trust purchased the junior subordinated debentures from us using the proceeds from the sale of trust preferred securities to third party investors. Payments of the principal and interest on the trust preferred securities are conditionally guaranteed by the Company to the extent not paid or made by each trust, provided the trust has funds available for such obligations.

The junior subordinated debentures are senior to our shares of common stock, Series A Preferred Stock and Series B Preferred Stock. As a result, we must make payments on the junior subordinated debentures (and the related trust preferred securities) before any dividends can be paid on our common stock or preferred stock and, in the event of bankruptcy, dissolution or liquidation, the holders of the debentures must be satisfied before any distributions can be made to shareholders. If certain conditions are met, we have the right to defer interest payments on the junior subordinated debentures (and the related trust preferred securities) at any time or from time to time for a period not to exceed 20 consecutive quarters in a deferral period, during which time no dividends may be paid to holders of our common stock or any series of preferred stock.

Our directors and executive officers control a large amount of our stock, and your interests may not always be the same as those of the board and management. As of April 30, 2010 our directors and executive officers together with their affiliates beneficially owned approximately 15.6% of the Company’s outstanding voting stock (not including vested option shares). As a result, if all of these shareholders were to take a common position, they might be able to significantly affect the election of directors as well as the outcome of corporate actions requiring shareholder approval, such as the approval of mergers or other business combinations. Such concentration may also have the effect of delaying or preventing a change in control of our company.

In some situations, the interests of our directors and executive officers may be different from the shareholders. However, our directors and executive officers have a fiduciary duty to act in the best interest of the shareholders, rather than in their own best interests, when considering a proposed business combination or any of these types of matters.

Provisions in our certificate of incorporation and bylaws may delay or prevent changes in control.

Provisions of the Company’s certificate of incorporation and bylaws, federal regulations, Delaware law and various other factors may make it more difficult for companies or persons to acquire control of Citizens South Banking Corporation or to remove existing directors or elect new directors which could reduce the market price of our common stock and the price that you receive if you sell your shares in the future. As a Citizens South Banking Corporation stockholder, you may want a takeover attempt to succeed because, for example, a potential acquirer could offer a premium over the then-prevailing price of Citizens South Banking Corporation’s common stock. The provisions that may discourage takeover attempts or make them more difficult include:

•	no cumulative voting in the election of directors;

•	a classified board of directors, with one-third of the directors standing for election each year, and all directors being elected for three-year terms;

•	a prohibition on any shareholder voting shares held that are in excess of 10% of the outstanding common stock;

•	a prohibition on shareholders acting by written consent;

•	the requirement directors may be removed only for cause and only by the affirmative vote of 80% of the outstanding common stock;

•	the requirement that amendments to the bylaws must be approved by 2/3 of the entire board of directors or by the affirmative vote of 80% of the outstanding common stock;

•

the requirement that amendments to certain provisions of our certificate of incorporation (including some of the provisions that may make acquisition of the Company more difficult) be approved by the affirmative vote of 80% of the outstanding common stock;

•

the ability of our board of directors to consider the potential social and economic effects on our employees, depositors, customers and the communities we serve as well as certain other factors, when evaluating a possible tender offer, merger or other acquisition of the Company;

•	the requirement that 66 2/3% of the Series A Preferred Stock and a majority of the Series B Preferred Stock approve certain transactions involving the Company; and

•	provisions regarding the timing and content of stockholder proposals and nominations and qualification for service on the Board of Directors.

In addition, Citizens South Banking Corporation has entered into employment agreements and change of control agreements with certain executive officers, which will require payments to be made to them in the event their employment is terminated following a change in control of Citizens South Banking Corporation or Citizens South Bank. Citizens South Banking Corporation also has adopted plans to permit additional issuances of stock options and recognition plan shares to key employees and directors that will require payments to them in connection with a change in control of Citizens South Banking Corporation. These payments will have the effect of increasing the costs of acquiring Citizens South Banking Corporation, thereby discouraging future takeover attempts.

THE SELLING SHAREHOLDERS

We are filing this registration statement pursuant to the Registration Rights Agreements dated March 17, 2010, by and among us and the entities listed on the table below under the heading “Selling Shareholders” (referred to herein as the “selling shareholders”). We are registering the Securities in order to permit the selling shareholders to offer the Securities for resale from time to time pursuant to obligations we undertook in connection with the issuance of the Securities. We have agreed to pay all expenses in connection with this offering, not including underwriting, broker or similar fees or commissions of the selling shareholders or any legal fees and expenses of counsel to the selling shareholders.

Other than the ownership of the Series B Preferred Stock, the ownership of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock, the ownership of the Common Stock issued in the Private Placement, and such additional ownership of Common Stock prior to the Private Placement as is set forth in the table, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the stock ownership of each of the selling shareholders. The second column lists the number of shares of Series B Preferred Stock owned by each selling shareholder as of April 30, 2010. The third column lists the number of shares of Common Stock owned by each selling shareholder as of April 30, 2010. The fourth column lists the number of additional shares of Common Stock beneficially owned by each selling shareholder, assuming conversion of all shares of Series B Preferred Stock held by the selling shareholders on that date at the initial conversion price, without regard to any limitations on conversions or exercise. Because the conversion price of the Series B Preferred Stock may be adjusted, we may issue a number of shares of Common Stock that may be more or less than the number of shares being offered under this prospectus. All figures relating to the Common Stock assume that the conversion of the Series B Preferred Stock will occur at the initial conversion price of $4.50 per share. The fifth column lists the shares of Series B Preferred Stock being offered under this prospectus by each of the selling shareholders. The sixth column lists the shares of Common Stock being offered under this prospectus by each of the selling shareholders, including the shares of Common Stock issuable upon conversion of the Series B. The seventh and eighth columns assume the sale of all of the shares offered by the selling shareholders under this prospectus. The ninth column indicates the percentage of Common Stock to be owned by each selling shareholder after completion of the offering, assuming the conversion of the Series B Preferred Stock and based on the number of shares outstanding as of April 30, 2010.

The amounts set forth below are based upon information provided to us by representatives of the selling shareholders, or on our records, and are accurate to the best of our knowledge as of the date specified below. It is possible, however, that the selling shareholders may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus. This table assumes that the selling shareholders will sell all of the Securities covered by this prospectus. We cannot assure you that the selling shareholders will sell all or any portion of the Securities offered hereby.

The Securities offered by this prospectus may be offered from time to time by the selling shareholders named below, or by any of their pledgees, donees, transferees or other successors in interest, provided that such pledgees, donees, transferees or other successors in interest offering Securities using this prospectus are named as selling shareholders in this prospectus via supplement or amendment in accordance with the Securities Act of 1933, as amended (the “Securities Act”) (except where sales by any such person or entity under this prospectus could not exceed 500 shares, in which case that person or entity need not be named in a prospectus supplement).

Selling Shareholders

Name of Selling Shareholder	Shares of Series B Preferred Stock Owned Prior to the Offering(1)	Shares of Common Stock Issuable Upon Conversion of Series B Preferred Stock Owned Prior to the Offering(1)	Shares of Common Stock Owned Prior to the Offering(1)	Shares of Series B Preferred Stock Offered Hereby	Shares of Common Stock Offered Hereby	Shares of Series B Preferred Stock Owned After the Offering(2)	Shares of Common Stock Owned After the Offering(2)	Percentage of Outstanding Common Stock Owned After the Offering(3)
Northaven Partners, L.P.(4)	540	120,000	97,200	540	217,200	0	0	0
Northaven Partners II, L.P.(4)	45	10,000	8,100	45	18,100	0	0	0
Northaven Offshore, Ltd.(4)	90	20,000	16,200	90	36,200	0	0	0
Stieven Financial Offshore Investors, Ltd.(5)	117	26,000	21,060	117	47,060	0	0	0
Stieven Financial Investors, L.P.(5)	603	134,000	108,540	603	242,540	0	0	0
Moors and Mendon Master Fund LP(6)	162	36,000	364,409	162	65,160	0	335,249	3.1%
Burnham Financial Industries Fund(7)	486	108,000	213,122	486	195,480	0	125,642	1.1%
Burnham Financial Services Fund(7)	162	36,000	255,183	162	65,160	0	226,023	2.1%
Endeavour Financial Restoration Fund LP(8)	990	220,000	178,200	990	398,200	0	0	0
Woodman of the World Life Insurance Society	360	80,000	411,686	360	144,800	0	346,868	3.2%
John Hancock Bank & Thrift Opportunities Fund(9)	765	170,000	137,700	765	307,700	0	0	0
John Hancock Regional Bank Fund(9)	1,395	310,000	251,100	1,395	561,100	0	0	0
Ithan Creek Master Investment Partnership (Cayman) II, L.P.(10)	100	22,222	62,000	100	40,222	0	44,000	*
Bay Pond Investors (Bermuda) L.P.(10)	1,000	222,222	180,000	1,000	402,222	0	0	0
First Opportunity Fund, Inc.(10)	200	44,444	36,000	200	80,444	0	0	0
Ithan Creek Master Investors (Cayman) L.P.(10)	1,265	281,111	227,700	1,265	508,811	0	0	0
Total	8,280	1,839,999	2,568,200	8,280	3,330,399	0	1,077,782	9.8%

(footnotes to table appear on following page)

*	Indicates less than 1%.
1.	As of April 30, 2010.
2.	Assumes that each selling shareholder will sell all shares offered by it under this prospectus. Any values contained in this column represent shares owned by the selling shareholders that are not being offered pursuant to this prospectus.
3.	This number represents the percentage of common stock to be owned by the selling shareholder after completion of the offering based on the number of shares of common stock outstanding as of March 31, 2010 (9,125,942 shares), as adjusted to reflect the assumptions that the 2,820 shares of Series B Preferred Stock covered by this prospectus are converted into approximately 1,840,000 shares of the Common Stock based on the initial conversion price of $4.50, so that there will be an aggregate of approximately 10,965,942 shares of our common stock outstanding.
4.	Northaven Partners, L.P., Northaven Partners II, L.P. and Northaven Offshore, Ltd. (collectively, the “Funds”) are managed by Northaven Management, Inc., investment advisor to the Funds; Northaven Associates, LLC, acts as general partner of Northaven Partners, L.P. and Northaven Partners II, L.P. and may be deemed to control Northaven Offshore, Ltd.; and Paul R. Burke and Richard Brown are the members of Northaven Associates, LLC. In such respective capacities, each of Northaven Management, Inc., Northaven Associates, LLC and Messrs. Burke and Brown may be deemed to be the beneficial owner of all of the shares of common stock owned by the Funds.
5.	Stieven Financial Investors, L.P. and Stieven Financial Offshore Investors, Ltd. are affiliated entities. Joseph A. Stieven, Stephen L. Covington and Daniel M. Ellefson, all members of Stieven Capital GP, LLC, the General Partner of Stieven Financial Investors, L.P., and managing directors of Stieven Capital Advisors, L.P., the investment manager of Stieven Financial Investors, L.P. and Stieven Financial Offshore Investors, Ltd., may be deemed to have voting and investment power over shares held by both of these entities.
6.	Moors and Mendon Capital Ltd is the General Partner to the Moors and Mendon Master Fund LP. Anton Schutz is a Director of Moors and Mendon Capital Ltd. and President of Mendon Capital Advisors, investment advisor to the Moors and Mendon Master Fund LP.
7.	Burnham Financial Industries Fund and Burnham Financial Services Fund are affiliated entities. Mendon Capital Advisors Corp. is the sub-advisor to both of these entities. Anton Schutz is the portfolio manager and as such has decision making power over all shares held by these entities.
8.	Endeavour Capital Management, L.L.C. and Endeavour Capital Advisors Inc., which are controlled by Laurence Austin and Mitchell Katz, act as general partner and investment adviser of Endeavour Financial Restoration Fund, L.P., and accordingly exercise voting and investment power over the shares held by Endeavour Financial Restoration Fund, L.P.
9.	John Hancock Bank & Thrift Opportunities Fund and John Hancock Regional Bank Fund are affiliated entities. MFC Global Investment Management (US) LLC is the investment manager of both of these entities and has the power to vote and dispose of all securities held by each of them. Lisa Welch and Susan Curry are the portfolio managers of both of the above, and as such have the power to vote and dispose of the securities held by these stockholders.
10.	Ithan Creek Master Investment Partnership (Cayman) II L.P., Bay Pond Investors (Bermuda) L.P., First Opportunity Fund, Inc. (through its nominee, HARE & Co.) and Ithan Creek Master Investors (Cayman) L.P. are investment advisory clients of Wellington Management Company, LLP (“Wellington”), an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts, including these four entities.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling shareholders of the Securities covered by this prospectus.

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth our historical ratios of earnings to fixed charges and preferred stock dividends for the periods indicated. The ratios are based solely on historical financial information and no pro forma adjustments have been made.

	Three Months Ended March 31,		Year Ended December 31,
	2010	2009	2009		2008	2007	2006	2005
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Excluding interest on deposits	15.39x	1.12x	(6.06	)x	1.73x	2.82x	2.93x	2.84x
Including interest on deposits	5.79x	1.03x	(0.97	)x	1.17x	1.29x	1.36x	1.40x

We computed the ratio of earnings to combined fixed charges and preferred stock dividends by dividing earnings by the sum of our fixed charges and dividends accrued on our outstanding Series A Preferred Stock and related discount accretion. No amounts are provided for dividends on the Series B Preferred Stock as we have not paid any such dividends for the periods indicated in the table above. For purposes of computing this ratio, “earnings,” calculated in accordance with Item 503(d) of Regulation S-K, consisted entirely of (i) net income (loss) before income taxes, less (iii) preference security dividend requirements of consolidated subsidiaries. “Fixed charges,” calculated in accordance with Item 503(d) of Regulation S-K, consisted entirely of (i) interest on deposits, plus (ii) interest on borrowed funds, plus (iv) amortization premium on the restructuring of Federal Home Loan Bank advances.

DESCRIPTION OF CAPITAL STOCK

The following summary describes the material features and rights of our capital stock and is subject to, and qualified in its entirety by, applicable law and the provisions of our certificate of incorporation and bylaws.

General

We are authorized to issue twenty million (20,000,000) shares of common stock, par value $0.01 per share, and one million (1,000,000) shares of serial preferred stock, par value $0.01 per share. As of March 31, 2010, we had 9,125,942 shares of our common stock outstanding, 20,500 shares of our Series A Preferred Stock outstanding, and 8,280 shares of our Series B Preferred Stock outstanding.

Our authorized preferred stock is available for issuance from time to time at the discretion of the board of directors without shareholder approval. The board of directors has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes (if any) to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. Depending upon the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.

Common Stock

Voting Rights. All voting rights are vested in the holders of our common stock, except that our Series A Preferred Stock and Series B Preferred Stock have limited voting rights in certain circumstances. See “Series A Preferred Stock—Voting Rights” and “Series B Preferred Stock—Voting Rights.” Each shareholder is entitled to one vote per share on any issue requiring a vote at any meeting, and will be entitled to participate in any liquidation, dissolution, or winding up on the basis of his or her pro rata share holdings. Shareholders are not entitled to cumulative voting on the election of directors.

Dividends. As a bank holding company which currently has no significant assets other than its equity interest in the Bank, the Company’s ability to pay dividends primarily depends upon the dividends received from the Bank. The dividend practice of the Bank, like the Company’s dividend practice, will depend upon its earnings, financial position, current and anticipated cash requirements and other factors deemed relevant by the Bank’s board of directors at that time.

The Company has paid quarterly cash dividends to its shareholders beginning in August 2008. Until December 2011, unless the Series A Preferred Stock has been redeemed or the Treasury Department has transferred all of the Series A Preferred Stock to third parties who are not affiliates of the Treasury Department, the Company will not be permitted to pay cash dividends or distributions on the Common Stock that are in amounts exceeding the last quarterly dividend declared or announced prior to October 14, 2008, which was $0.085 per share of Common Stock, without the consent of the Treasury Department. After such time, the amount of any such dividends will be determined each quarter by our board of directors in its discretion, based on the factors described in the following paragraphs. No assurance can be given that future performance will justify the payment of dividends in any particular quarter.

The Bank’s ability to pay cash dividends is also subject to certain legal limitations. Federal savings banks generally may declare a cash dividends, without the approval of the Office Thrift Supervision (the “OTS”), so long as the total dividends for the calendar year does not exceed the net income for that year to date plus retained net income for the preceding two years. Because the Bank is the subsidiary of a savings and loan holding company, the Bank is require to provide notice to the OTS in order to pay cash dividends. In addition, the Bank would be required to obtain the prior approval of the OTS to pay any dividends if the Bank would not be “adequately capitalized” following the dividend, or if the Bank had a composite rating less than “2”, a compliance rating less than “2” or a Community Reinvestment Act rating of “Needs to Improve” or “Substantial Noncompliance,” or was subject to any written directives or agreements with any regulator restricting payment of dividends. The federal regulators also have the authority to prohibit banks from engaging in any business practices which are considered to be unsafe or unsound, and in some circumstances the regulators might prohibit the payment of dividends on that basis even though such payments would otherwise be permissible.

The Company’s ability to pay dividends is also limited by state corporation law. The Delaware General Corporation Law allows dividends to the Company’s shareholders out of the Company’s surplus or its net profits for the current or preceding fiscal year. The Company’s “surplus” is the excess of its net assets over its total capital. Moreover, during any period in which the Company has deferred payment of interest otherwise due and payable on its subordinated debt securities, or any unpaid dividends on the Series A Preferred Stock issued to the Treasury Department or the Series B Preferred Stock, it may not make any dividends or distributions with respect to its capital stock.

Miscellaneous. Our common stock has no conversion or redemption rights or sinking fund provisions applicable to it. Our common stock does not have preemptive rights; therefore, future shares of common stock may be offered to the investing public or to existing shareholders, in the discretion of our board of directors, and existing shareholders will not have the right to maintain their current percentage ownership in our common stock.

Series A Preferred Stock

The following description of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (the “Series A Preferred Stock”), is for information purposes only. No shares of our Series A Preferred Stock are offered hereby. We currently have 20,500 shares of Series A Preferred Stock outstanding. We issued these shares (together with related warrants to purchase Common Stock) on December 12, 2008 in a private placement transaction exempt from registration pursuant to Section 4(2) of the Securities Act, to the Treasury Department for a total purchase price of $20,500,000, in connection with the Company’s participation in the TARP Capital Purchase Program. Additional information concerning restrictions on our payment of dividends relating to this outstanding preferred stock is set forth above under “Risk Factors.”

Dividends. The Series A Preferred Stock carries a cumulative cash dividend at a per annum rate equal to 5% for the first five years after issuance, and 9% thereafter. If all dividends payable on the Series A Preferred Stock have not been declared and paid for an applicable dividend period, the Company shall not declare or pay any dividends on any stock which ranks pari passu or junior to the Series A Preferred Stock, or redeem, purchase or acquire any stock which ranks pari passu or junior to the Series A Preferred Stock, subject to customary exceptions. If all dividends payable on the Series A Preferred Stock have not been paid in full, any dividend declared on stock which ranks pari passu to the Series A Preferred Stock shall be declared and paid pro rata with respect to the Series A Preferred Stock and such pari passu stock.

Redemption. After three years, the Company may redeem the Series A Preferred Stock at the liquidation amount of $1,000 per share plus all accrued and unpaid dividends.

Conversion. The Series A Preferred Stock is not convertible into Common Stock or any other securities of the Company.

Ranking. The Series A Preferred Stock ranks senior to all of the Company’s common stock, pari passu to the Series B Preferred Stock, and junior to the Company’s outstanding trust preferred securities. The Series A Preferred Stock will rank pari passu or senior to all future issuances of the Company’s preferred stock.

Voting Rights. Shares of Series A Preferred Stock generally have no voting rights other than as required by law except that, in the event dividends have not been paid on the Series A Preferred Stock for an aggregate of six quarters, the holders of the Series A Preferred Stock, together with holders of any stock which ranks pari passu with the Series A Preferred Stock, shall have the right to elect two directors. In addition, the approval of the holders of 66 2/3% of the Series A Preferred Stock, voting as a single class, will be required with respect to (i) charter amendments adversely affecting the rights, preferences or privileges of the Series A Preferred Stock, (ii) charter amendments to create or increase the amount of any shares of (or any securities convertible into shares of) any class or series of our capital stock ranking senior the to the Series A Preferred Stock as to the payment of dividends or distributions, or (iii) a merger or consolidation or a share exchange or reclassification involving the Series A Preferred Stock (unless (x) the Series A Preferred Stock remains outstanding or is converted into or exchanged for preference securities of a surviving entity and (y) the Series A Preferred Stock remaining outstanding or the preference securities issued in exchange for the Series A Preferred Stock have rights, privileges and preferences that are not less favorable to the holders than the Series A Preferred Stock).

Warrant. As part of the transaction described above concerning the issuance of our Series A Preferred Stock, we also issued a warrant to the Treasury Department to purchase 428,870 shares of the Company’s authorized but unissued common stock at an exercise price of $7.17 per share until December 12, 2018.

Series B Preferred Stock

We currently have 8,280 shares of Series B Preferred Stock outstanding. We issued these shares on March 17, 2010 in a private placement transaction exempt from registration pursuant to Section 4(2) of the Securities Act to the selling shareholders named herein.

Mandatory Conversion. The Series B Preferred Stock will convert into shares of common stock on the third business day following the approval by the holders of our common stock of the conversion as required by the applicable NASDAQ rules. Assuming shareholder approval is obtained, the number of shares of common stock into which each share of Series B Preferred Stock shall be converted will be determined by dividing the $ 1,000 per share liquidation preference by the initial conversion price of $4.50 per share.

The Company filed definitive proxy materials on Schedule 14A on May 24, 2010 in connection with the 2010 Annual Meeting of Shareholders to be held on June 24, 2010. In addition to other matters, the shareholders will be asked to consider and approve the issuance of the common stock resulting from the conversion of the Series B Preferred Stock at the 2010 Annual Meeting of Shareholders.

Dividends. The Series B Preferred Stock carries a non-cumulative cash dividend at a per annum rate equal to 14%. The dividend will not be declared or paid if the Series B Preferred Stock is converted into shares of common stock before June 30, 2010. Beginning on June 30, 2010, if the Series B Preferred Stock is still outstanding, dividends will be payable semi annually in arrears on June 30 and December 31, if declared by the Board. If all dividends payable on the Series B Preferred Stock have not been declared and paid for an applicable dividend period, the Company shall not declare or pay any dividends on any stock which ranks junior to the Series B Preferred Stock, or redeem, purchase or acquire any stock which ranks pan passu or junior to the Series B Preferred Stock, subject to customary exceptions. If all dividends payable on the Series B Preferred Stock have not been paid in full, any dividend declared on stock which ranks pari passu to the Series B Preferred Stock shall be declared and paid pro rata with respect to the Series B Preferred Stock and such pan passu stock.

Participation in Dividends on Common Stock. So long as any shares of Series B Preferred Stock are outstanding, if we declare any dividends on our common stock or make any other distribution to our common shareholders, the holders of the Series B Preferred Stock will be entitled to participate in such distribution on an as-converted basis.

Ranking. The Series B Preferred Stock ranks senior to all of the Company’s common stock, pan passu to the Series A Preferred Stock, and junior to the Company’s outstanding trust preferred securities. The Series B Preferred Stock will rank pan passu or senior to all future issuances of the Company’s preferred stock.

Voting Rights. Shares of Series B Preferred Stock generally have no voting rights other than as required by law except that the approval of the holders of a majority of the Series B Preferred Stock, voting as a single class, will be required with respect to certain matters, including (i) charter amendments adversely affecting the rights, preferences or privileges of the Series B Preferred Stock, (ii) charter amendments to create or increase the amount of any shares of (or any securities convertible into shares of) any class or series of our capital stock ranking senior the to the Series B Preferred Stock as to the payment of dividends or distributions, or (iii) a merger or consolidation or a share exchange or reclassification involving the Series B Preferred Stock (unless (x) the Series B Preferred Stock remains outstanding or is converted into or exchanged for preference securities of a surviving entity and (y) the Series B Preferred Stock remaining outstanding or the preference securities issued in exchange for the Series B Preferred Stock have rights, privileges and preferences that are not less favorable to the holders than the Series B Preferred Stock).

Liquidation. In the event the Company liquidates, dissolves or winds up, the holders of the Series B Preferred Stock shall be entitled to liquidating distributions equal to the greater of $1,000 per share plus any declared and unpaid dividends, and 110% of the amount to which such Holders would be entitled if the Series B Preferred Stock were converted into Common Stock immediately before such liquidation (before any distributions to holders of any junior securities).

Redemption. The Series B Preferred Stock will be redeemable at the Company’s option, in whole or in part, on or after June 30, 2015, at a redemption price per share equal to the greater of (i) 125% of the liquidation preference plus all declared and unpaid dividends and (ii) 110% of the product of the closing price of the Common Stock for the trading day immediately prior to the date of redemption multiplied by the number of shares of Common Stock into which one share of Series B Preferred Stock would be convertible on such date (assuming receipt of shareholder approval); provided that, in no event will the redemption price exceed 150% of the amount calculated in accordance with clause (i) above.

Holders of Series B Preferred Stock will have no right to require redemption of the Series B Preferred Stock.

Anti-dilution Provisions. The conversion price of the Series B Preferred Stock is also subject to customary anti-dilution adjustments, including in connection with stock dividends and distributions, stock splits, subdivisions and combinations, distributions of cash, debt or assets and tender offers and exchange offer.

Preemptive Rights. Holders of the Series B Preferred Stock have no preemptive rights.

Reorganization Event. If the Company enters into a transaction constituting a consolidation or merger of the Company or similar transaction or any sale or other transfer of all or substantially all of the consolidated assets of the Company and its subsidiaries, taken as a whole (in each case pursuant to which its common stock will be converted into cash, securities or other property) or for certain reclassifications or exchanges of its common stock, then each share of Series B Preferred Stock will convert, effective on the day on which such share would automatically convert into common stock of the Company, into the securities, cash and other property receivable in the transaction by the holder of the number of shares of common stock into which such share of Series B Preferred Stock would then be convertible.

PLAN OF DISTRIBUTION

We are registering the Securities issued to the selling shareholders to permit the resale of these Securities by the holders of the Securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the Securities. We will bear all fees and expenses incident to our obligation to register the Securities.

The selling shareholders may sell all or a portion of the Securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Securities are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Securities may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling shareholders may use any one or more of the following methods when selling Securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such securities at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders also may resell all or a portion of the Securities in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. If the selling shareholders effect such transactions by selling Securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the Securities for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with sales of the Securities or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling shareholders may also sell Securities short and if such short sale shall take place after the date that the registration statement of which this prospectus is a part is declared effective by the SEC, the selling shareholders may deliver Securities covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling shareholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the Securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Securities from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the Securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer or agents participating in the distribution of the Securities may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11,12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Each selling shareholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Securities. Several selling shareholders are affiliates of broker-dealers. Each such selling shareholder has represented to us that it acquired such selling shareholder’s shares in the ordinary course of such selling shareholder’s business and, at the time of the acquisition of the securities to be resold pursuant to this prospectus, such selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute them. Upon being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of Securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (1) the name of each such selling shareholder and of the participating broker-dealers), (2) the number of shares involved, (3) the price at which such Securities were sold, (4) the commissions paid or discounts or concessions allowed to such broker-dealers), where applicable, (5) that such broker-dealers) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (6) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent.

Under the securities laws of some states, the Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the Securities registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each selling shareholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Securities by the selling shareholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the Securities to engage in market-making activities with respect to the common stock. All of the foregoing may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the Securities.

We will pay all expenses of the registration of the Securities pursuant to a registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each selling shareholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it. We will indemnify the selling shareholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information that we file with them. Incorporation by reference means that we can disclose important information to you by referring you to other documents that are legally considered to be part of this prospectus and later information that we file with the SEC will automatically update and supersede the information in this prospectus, any supplement and the documents listed below. Our SEC file number is 000-23971. We incorporate by reference the specific documents listed below.

•

Our Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 12, 2010, and our amended Annual Reports on Form 10-K/A for the year ended December 31, 2009, filed on March 31, 2010 and April 30, 2010.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed on May 17, 2010.

•	Portions of our Proxy Statement for our 2009 Annual Meeting of Shareholders, filed on April 10, 2009, specifically incorporated by reference into our Form 10-K for the year ended December 31, 2009.

•	Our Current Reports on Form 8-K filed on March 23, 2010, March 24, 2010 and March 25, 2010.

We also incorporate by reference any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act (i) on or after the date of filing of the registration statement containing this prospectus and prior to the effectiveness of the registration statement; and (ii) on or after the date of this prospectus until the earlier of the date on which all of the securities registered hereunder have been sold by the selling shareholders or this registration statement has been withdrawn. Those documents will become a part of this prospectus from the date that the documents are filed with the SEC.

Upon oral or written request and at no cost to the requester, we will provide to any person, including a beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. All requests should be made to: Citizens South Banking Corporation, 519 South New Hope Road, Gastonia, North Carolina, 28054, Attention: Paul L. Teem, Jr., Executive Vice President and Corporate Secretary. Telephone requests may be directed to Mr. Teem at (704) 868-5200. You should rely only on the information included or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and we are required to file reports and proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including Citizens South Banking Corporation, that file electronically with the SEC. You may access the SEC’s web site at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.citizenssouth.com.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been incorporated by reference in reliance upon the reports of Cherry, Bekaert & Holland L.L.P., independent registered public accountants, upon the authority of said firm as experts in giving said reports.

LEGAL MATTERS

The validity of the shares offered by this prospectus will be passed upon by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses, all of which will be borne by Citizens South Banking Corporation (the “Registrant”), in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts are estimates except for the SEC registration fee.

Amount
Registrant’s legal fees and expenses*	$50,000
Registrant’s accounting fees and expenses*	37,500
Printing and EDGAR fees*	25,000
SEC registration fee	1,283
Transfer agent fees and expenses*	10,000
Other*	10,000

Total	$133,783

*	Estimated

Item 15.	Indemnification of Directors and Officers

Articles TENTH and ELEVENTH of the Certificate of Incorporation of Citizens South Banking Corporation (the “Corporation”) sets forth circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such:

TENTH:

A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a Director or an Officer of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee or agent or in any other capacity while serving as a Director, Officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

B. The right to indemnification conferred in Section A of this Article TENTH shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a

Director of Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article TENTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

C. If a claim under Section A or B of this Article TENTH is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article TENTH or otherwise shall be on the Corporation.

D. The rights to indemnification and to the advancement of expenses conferred in this Article TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation’s Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested Directors or otherwise.

E. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

F. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article TENTH with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.

ELEVENTH: A Director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

In addition, the Corporation has entered into an Employment Agreement with Kim S. Price pursuant to which the Corporation has undertaken contractually to provide indemnification in the manner described above.

Item 16.	Exhibits

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)	List of Exhibits

Exhibit Number	Description

3.1	Certificate of Incorporation of Citizens South Banking Corporation (incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-91498), originally filed with the Commission on June 28, 2002)

3.2	Amended Bylaws of Citizens South Banking Corporation (Incorporated by reference to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 (File No. 0-23971), filed with the Commission on March 18, 2009)

4.1	Form of Common Stock Certificate of Citizens South Banking Corporation (incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-91498), originally filed with the Commission on June 28, 2002)

4.2	Indenture between Citizens South Banking Corporation and Wilmington Trust Company, as trustee, dated October 28, 2005. (Incorporated by reference to the Current Report on Form 8-K (File No. 0-23971), filed with the Commission on November 3, 2005)

4.3	Certificate of Designations of Fixed-Rate Cumulative Perpetual Preferred Stock (incorporated herein by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on December 16, 2008)

4.4	Warrant to Purchase Common Stock of Citizens South Banking Corporation (incorporated herein by reference to the Current Report on Form 8-K (File No. 0-23971), filed with the Commission on December 16, 2008)

4.5	Certificate of Designations of Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock (incorporated herein by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on March 23, 2010)

4.6	Form of Securities Purchase Agreement between the Company and each of the Investors (incorporated herein by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on March 23, 2010.

4.7	Form of Registration Rights Agreement between the Company and each of the Investors (incorporated herein by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on March 23, 2010.

5	Opinion of Luse Gorman Pomerenk & Schick, P.C. regarding legality of securities being registered (with consent)*

10.1	Amended and Restated Employment Agreement with Kim S. Price dated November 17, 2008 (incorporated herein by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.2	Deferred Compensation and Income Continuation Agreement (incorporated by reference to the Registration Statement on Form SB-2 (File No. 333-42951), originally filed with the Commission on December 22, 1997)

10.3	Employee Stock Option Plan (incorporated by reference to the Registration Statement on Form SB-2 (File No. 333-42951), originally filed with the Commission on December 22, 1997)

10.4	Supplemental Executive Retirement Plan (incorporated by reference to the Registration Statement on Form SB-2 (File No. 333-42951) filed with the Commission on December 22, 1997)

10.5	Amended and Restated Severance Agreement with Gary F. Hoskins dated November 17, 2008 (incorporated by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.6	Amended and Restated Severance Agreement with Paul L. Teem, Jr. dated November 17, 2008 (incorporated by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.7	Amended and Restated Severance Agreement with Michael R. Maguire dated November 17, 2008 (incorporated by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.8	Amended and Restated Severance Agreement with Daniel M. Boyd, IV dated November 17, 2008 (incorporated by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.9	Amended and Restated Severance Agreement with V. Burton Brinson, Jr. dated November 17, 2008. (incorporated by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.10	Salary Continuation Agreement with Kim S. Price dated January 1, 2004, as amended (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971), filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.11	Salary Continuation Agreement with Gary F. Hoskins dated January 1, 2004, as amended (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971), filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.12	Salary Continuation Agreement with Paul L. Teem, Jr. dated January 1, 2004, as amended (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.13	Salary Continuation Agreement with Michael R. Maguire dated January 1, 2004, as amended (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.14	Salary Continuation Agreement with Daniel M. Boyd, IV dated January 1, 2004, as amended (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.15	Salary Continuation Agreement with V. Burton Brinson, Jr. dated January 1, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005)

10.16	Endorsement Split Dollar Agreement with Kim S. Price dated January 1, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005)

10.17	Endorsement Split Dollar Agreement with Gary F. Hoskins dated January 1, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005)

10.18	Endorsement Split Dollar Agreement with Paul L. Teem, Jr. dated January 1, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005)

10.19	Endorsement Split Dollar Agreement with Michael R. Maguire dated January 1, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005)

10.20	Endorsement Split Dollar Agreement with Daniel M. Boyd, IV dated January 1, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005)

10.21	Endorsement Split Dollar Agreement with V. Burton Brinson, Jr. dated January 1, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005)

10.22	Amended Deferred Compensation and Income Continuation Agreement with David W. Hoyle, Sr. dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.23	Amended Deferred Compensation and Income Continuation Agreement with Ben R. Rudisill, II dated March 15, 2005 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.24	Amended Deferred Compensation and Income Continuation Agreement with James J. Fuller dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.25	Amended Deferred Compensation and Income Continuation Agreement with Charles D. Massey dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.26	Amended Director Retirement Agreement with David W. Hoyle, Sr. dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.27	Amended Director Retirement Agreement with Ben R. Rudisill, II dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971, filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.28	Amended Director Retirement Agreement with James J. Fuller dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.29	Amended Director Retirement Agreement with Charles D. Massey dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971), filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.30	Amended Director Retirement Agreement with Eugene R. Matthews, II dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.31	Amended and Restated Declaration of Trust among Citizens South Banking Corporation, Wilmington Trust Company, as Delaware and Institutional Trustee, and the Administrative Trustees named therein, dated October 28, 2005 (incorporated by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 3, 2005)

10.32	Citizens South Banking Corporation 2008 Equity Incentive Plan (incorporated herein by reference to the Appendix A of the Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders, filed with the Commission on April 10, 2008)

10.33	Letter Agreement, dated December 12, 2008, between Citizens South Banking Corporation and the United States Department of the Treasury, which includes the Securities Purchase Agreement Standard Terms attached thereto, with respect to the issuance and sale of the Series A Preferred Stock and the Warrant (incorporated herein by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on December 16, 2008)

10.34	Waiver of Senior Executive Officers dated December 12, 2008 (incorporated herein by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on December 16, 2008)

10.35	Amendment to Benefit Plans and Related Consent of Senior Executive Officers (incorporated herein by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on December 16, 2008)

21	Subsidiaries of Registrant (incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-91498), originally filed with the Commission on June 28, 2002)

23.1	Consent of Cherry, Bekaert & Holland, L.L.P.

23.2	Consent of Luse Gorman Pomerenk & Schick, P.C. (contained in Opinions included as Exhibits 5 and 8)*

24	Power of Attorney*

*	Previously filed.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (i), (ii) and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post—effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(l)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

5. That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s Annual Report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gastonia, State of North Carolina, on May 27, 2010.

CITIZENS SOUTH BANKING CORPORATION

By:	/S/ KIM S. PRICE
Kim S. Price
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/S/ KIM S. PRICE Kim S. Price	President, Chief Executive Officer and Director (Principal Executive Officer)	May 27, 2010

/S/ GARY F. HOSKINS Gary F. Hoskins	Executive Vice President, Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)	May 27, 2010

* David W. Hoyle	Director	May 27, 2010

* Ben R. Rudisill, II	Director	May 27, 2010

* Eugene R. Matthews, II	Director	May 27, 2010

* Charles D. Massey	Director	May 27, 2010

James J. Fuller	Director

*By:	/s/ KIM S. PRICE
Kim S. Price
Attorney-In-Fact

*By:	/s/ GARY F. HOSKINS
Gary F. Hoskins
Attorney-In-Fact

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Cherry, Bekaert & Holland, L.L.P.